
04034155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2004
SECTION
155

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Viad Corp
Exact name of registrant as specified in charter

0000884219
Registrant CIK Number

11-K
Year ended December 31, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-11015
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 25, 2004.

Viad Corp



By: ______________________
Scott E. Sayre
Vice-President, General Counsel & Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, that the information set forth in this statement is true and complete.

By: ______________________
(Name and Title)


PROCESSED
JUN 29 2004
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 001-11015

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

VIAD CORP
1850 NORTH CENTRAL AVENUE
PHOENIX, AZ 85004

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL
ACCUMULATION PLAN



By: ______________________
Suzanne Pearl
Chairman, Viad Corp Capital
Accumulation Plan Committee

DATE: June 25, 2004

Exhibit 23 is on Page 11

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2003 and 2002,
Supplemental Schedule
as of December 31, 2003, and
Independent Auditors' Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 23, 2004

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
PARTICIPANT-DIRECTED INVESTMENTS:		
Shares of registered investment companies:		
Vanguard Windsor Fund	$ 28,092,632	$ 21,395,822
T. Rowe Price Stable Value Fund	11,679,573	11,936,802
T. Rowe Price Equity Index Fund	9,885,059	7,099,324
T. Rowe Price Blue Chip Growth Fund	9,676,960	6,657,961
T. Rowe Price Prime Reserve Fund	8,268,583	8,329,344
T. Rowe Price New Horizons Fund	5,673,943	3,204,876
T. Rowe Price Spectrum Growth Fund	5,225,946	4,428,272
T. Rowe Price Bond Index Trust	2,415,316	2,294,673
T. Rowe Price Value Fund	1,974,283	1,187,253
T. Rowe Price Spectrum Income Fund	1,522,678	1,784,093
T. Rowe Price Personal Strategy Balanced Fund	1,227,514	415,381
T. Rowe Price Personal Strategy Growth Fund	954,878	456,527
T. Rowe Price Personal Strategy Income Fund	839,216	552,997
T. Rowe Price Retirement Strategy Fund	661,736	761,814
T. Rowe Price International Stock Fund	476,078	232,980
Vanguard Bond Index Fund	356,158	409,640
T. Rowe Price International Growth & Income Fund	154,945	-
Common stock:		
Viad Corp	10,793,340	11,806,750
The Dial Corporation	9,414,363	8,279,940
The Finova Group Inc.	20,109	5,828
Participant notes receivable	2,025,279	1,919,344
Total investments	111,338,589	93,159,621
DIVIDENDS RECEIVABLE	68,840	63,978
CONTRIBUTIONS RECEIVABLE	30,762	281,736
CASH	46,020	1,783
NET ASSETS AVAILABLE FOR BENEFITS	$ 111,484,211	$ 93,507,118

See notes to financial statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Employee contributions	$ 10,615,027	$ 9,926,026
Investment income (loss):		
Dividends:		
Viad Corp common stock	169,755	205,473
Other	725,123	693,616
Interest	668,531	832,973
Net appreciation (depreciation) in fair value of investments:		
Registered investment companies	15,913,311	(13,406,128)
Common stock	3,885,312	963,023
Total investment income (loss)	21,362,032	(10,711,043)
Total additions (subtractions)	31,977,059	(785,017)
DEDUCTIONS:		
Distributions to participants	13,999,966	16,113,547
NET INCREASE (DECREASE)	17,977,093	(16,898,564)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	93,507,118	110,405,682
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 111,484,211	$ 93,507,118

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information. Please refer to Note 5 for certain changes to the Plan effective January 1, 2004.

The Plan, commonly known as Toward Retirement Income Management or TRIM, was established on January 1, 1985 and has been amended periodically since that date. Employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan, are eligible to participate in the Plan if the employee is expected to work at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Effective July 1, 1999, any employee that is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. Employees contribute to the Plan through the reduction of wages on a pre-tax and after-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

The Plan is subject to various regulations, particularly those under the Internal Revenue Code (the "Code") Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. *Contributions* – Effective January 1, 2000, participants may contribute up to 15 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the direction of the participants into various investment options offered by the Plan. In 2003, the Plan offered twelve mutual funds and a Guaranteed Investment Contract ("GIC") fund as investment options for participant contributions. As of January 1, 2002, the common stock of Viad was no longer offered as an investment option.

   Company matching contributions to the Plan are at the discretion of each participating company's board of directors and are contributed to the Viad Corp Employees' Stock Ownership Plan ("ESOP"). The contributions by the Company to the ESOP, consisting of Viad common stock, are generally based on employee pre-tax wage reductions up to 100 percent of the first three percent of wage reduction. Each non-highly compensated employee may also elect an after-tax contribution of between one percent and ten percent of compensation. No employer contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Code.

b. *Distributions to Participants* – Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave his or her account balance with the Plan, subject to the rules for required distributions.

c. *Participant Loans and Hardship Withdrawals* – The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's vested balance or $50,000. The applicable interest rate policy is determined by the committee responsible for administering the Plan. Current policy establishes the interest rate as the prime rate at the beginning of the quarter in which the loan withdrawal is made. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years.

   Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

d. *Vesting* – All contributions to the Plan are 100 percent vested and nonforfeitable at all times.

e. *Participant Accounts* – For each participant, various accounts are maintained to record employee contributions, Company matching contributions made to the ESOP, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation (depreciation) in the fair value of the Plan's investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less any outstanding participant loans.

f. *Plan Administration* – The Plan is administered by a committee of at least three persons appointed by the CEO of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company. Participants are charged a loan processing fee and retirees and terminated employees are charged an annual administrative fee; all other Plan expenses were paid directly by the Company.

g. *Plan Termination and Amendment* – While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. The Plan was restated January 14, 2002 in accordance with changes in the law commonly referred to as GUST. The Plan was subsequently amended February 26, 2002 to permit diversification of investments out of Viad common stock, subject to Internal Revenue Service ("IRS") approval. This approval was received on December 16, 2002 and therefore was not in effect for the 2002 plan year. On December 4, 2002, the Plan was amended to adopt a good faith amendment per the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequently amended on February 20, 2003 as a condition of the new IRS determination letter. On December 15, 2003, the Plan was amended to adopt the "safe harbor" matching contribution design and other changes effective January 1, 2004. See Note 5 for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a. *Basis of Accounting* – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b. *Investment Valuation and Income Recognition* – The Plan's investments are stated at fair value except for the T. Rowe Price Stable Value Fund ("Stable Value Fund"), which is benefit-responsive and is stated at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. The Stable Value Fund is valued at the aggregate contract values of the GIC portfolio, which approximates fair value, and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GIC's ranged from 3.34 percent to 7.83 percent for both 2003 and 2002, allowing for a blended rate of return for the fund of 4.41 percent for 2003, compared with a blended rate of return of 5.30 percent for 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c. *Payment of Benefits* – Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who requested disbursements from the Plan but have not yet been paid were $84,907 and $102,489 at December 31, 2003 and 2002, respectively.

d. *Use of Estimates* – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

e. *Risks and Uncertainties* – The Plan provides for various investments in common stock, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

On July 24, 2003, Viad announced a plan to separate its payment services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express Company, Inc. will become a subsidiary of MoneyGram International, Inc. ("MoneyGram"), a newly-formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. The spin-off and related transactions are expected to be completed at the end of the second quarter of 2004. See Note 5 for further discussion.

4. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt.

5. SUBSEQUENT EVENTS

Effective as of January 1, 2004, the Plan was amended to incorporate provisions intended to satisfy certain design-based "safe harbor" contribution requirements, as permitted under the Small Business Job Protection Act of 1996 ("SBJPA"). In general, plans making certain non-elective or matching contributions in accordance with one of the permissible "safe harbor" contribution formulas specified by SBJPA need not perform the annual non-discrimination testing requirements generally required of similar plans.

During 2003, participants received a matching contribution of Viad common stock in the ESOP based on pre-tax deferrals to the Plan of 100 percent of the first three percent of wage reduction. Effective January 1, 2004, an additional matching contribution will be made at the rate of 50 percent on the next two percent of wage reduction, for an overall maximum matching contribution of four percent. The matching contribution will continue to be 100 percent vested. The one-year waiting period for eligibility for the match was eliminated effective January 1, 2004. In-service withdrawals of matching contributions from the ESOP are not permitted, but such contributions may be reallocated to the Plan's investments. Any additional matching contributions made for employees of certain subsidiaries terminated effective January 1, 2004. The Board of Directors of the Company may also provide discretionary profit sharing allocations of additional Viad shares under the ESOP. These profit sharing allocations are made pro rata based on compensation and will be 100 percent vested once made regardless of years of service.

Effective January 1, 2004, participants may defer, on a pre-tax basis, up to fifty percent of the base salary to the Plan, subject to annual IRS limits. At the same time, the ability to make after-tax contributions will cease.

On March 29, 2004, The Dial Corporation ("Dial") was purchased by the Henkel Group, and all Dial common stock in the Plan was converted to cash at $28.75 per share. The cash was invested according to each Plan participant's current investment allocation. For inactive Plan participants, the last designation for investing was used to determine the allocation of the proceeds. The proceeds were invested in the Stable Value Fund if no designation of an investment allocation existed.

On June 16, 2004, in connection with the spin-off discussed in Note 3, Viad announced that the Company's Board of Directors had declared a dividend distribution of all of the issued and outstanding shares of the Company's common stock of MoneyGram. Each holder of record of Viad common stock at the close of business on June 24, 2004 will receive one share of MoneyGram common stock for each share of Viad common stock held at such time. The MoneyGram share dividend, which will be distributed on June 30, 2004, will effect the previously declared spin-off of Viad's payment services business. Distribution of the dividend is subject to various conditions, all of which are described in MoneyGram's Registration Statement on Form 10 as filed with the U.S. Securities and Exchange Commission.

Additionally, Viad received stockholder approval in May 2004 of a one-for-four reverse stock split, which will become effective immediately following the effective time of the spin-off. As a result, every four shares of Viad common stock will become equivalent to one share and Viad's price per share on that date will reflect such stock split.

* * * * *

VIAD CORP CAPITAL ACCUMULATION PLAN

FORM 5500, Schedule H, Part IV
AS OF DECEMBER 31, 2003

Schedule of Assets (Held at End of Year)

Column B Identity of Issuer, Borrower, Lessor or Similar Party	Column C Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Column E Current Value
Participant-directed investments:		
Vanguard Windsor Fund	Mutual Fund - 1,727,714 shares	$ 28,092,632
T. Rowe Price Stable Value Fund [a]	GIC Fund - 11,679,573 shares	11,679,573
T. Rowe Price Equity Index Fund [a]	Mutual Fund - 330,052 shares	9,885,059
T. Rowe Price Blue Chip Growth Fund [a]	Mutual Fund - 340,139 shares	9,676,960
T. Rowe Price Prime Reserve Fund [a]	Mutual Fund - 8,268,583 shares	8,268,583
T. Rowe Price New Horizon Fund [a]	Mutual Fund - 228,788 shares	5,673,943
T. Rowe Price Spectrum Growth Fund [a]	Mutual Fund - 353,104 shares	5,225,946
T. Rowe Price Bond Index Trust [a]	Mutual Fund - 114,579 shares	2,415,316
T. Rowe Price Value Fund [a]	Mutual Fund - 98,665 shares	1,974,283
T. Rowe Price Spectrum Income Fund [a]	Mutual Fund - 129,369 shares	1,522,678
T. Rowe Price Personal Strategy Balanced Fund [a]	Mutual Fund - 74,305 shares	1,227,514
T. Rowe Price Personal Strategy Growth Fund [a]	Mutual Fund - 49,450 shares	954,878
T. Rowe Price Personal Strategy Income Fund [a]	Mutual Fund - 60,506 shares	839,216
T. Rowe Price Retirement Strategy Fund [a]	Mutual Fund - 29,075 shares	661,736
T. Rowe Price International Stock Fund [a]	Mutual Fund - 41,434 shares	476,078
Vanguard Bond Index Fund	Mutual Fund - 34,545 shares	356,158
T. Rowe Price International Growth & Income Fund [a]	Mutual Fund - 15,072 shares	154,945
Viad Corp	Common Stock - 431,734 shares	10,793,340
The Dial Corporation	Common Stock - 330,677 shares	9,414,363
The FINOVA Group Inc.	Common Stock - 30,937 shares	20,109
Participant notes receivable	Participant loans - interest at 4.75% to 10.5% per year, maturing through 2018	2,025,279
	Total assets held for investment purposes	$ 111,338,589

[a] Party in interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-63399 of Viad Corp on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K of Viad Corp Capital Accumulation Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 23, 2004